UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.   )

Under the Securities Exchange Act of 1934

Psyence Biomedical Ltd.

(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

74449F100
(CUSIP Number)

Psyence Group Inc.

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(416) 346-7764

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74449F100

1.	Names of reporting persons Psyence Group Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,000,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,000,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each reporting person 5,000,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.34%(2)
14.	Type of reporting person (See Instructions) CO

(1) Consists of 5,000,000 common shares, without par value (“Common Shares”) of Psyence Biomedical Ltd. held by Psyence Group Inc. (“PGI”), the Reporting Person. Because PGI is managed by a board of directors consisting of more than three members, none of the directors of PGI are deemed to be a beneficial owner of the securities held by PGI.

(2) Percentage based on 13,390,659 outstanding Common Shares as of January 25, 2024, being the date of the closing of the Business Combination, as defined in Item 3 below (the “Closing Date”), as reported by the Issuer in its Form 20-F as filed with the Securities and Exchange Commission on January 25, 2024.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”), relates to the Common Shares of Psyence Biomedical Ltd. (the “Issuer”), 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1.

Item 2.	Identity and Background

(a)	This Schedule is being filed on behalf of the following entity (the “Reporting Person”):

Psyence Group Inc.

(b)	The principal business and principal office address of the Reporting Person is as follows:

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(c)	The Reporting Person is a life science biotechnology company listed on the Canadian Securities Exchange (CSE:PSYG) with a focus on natural psychedelics.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Report Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Psyence Group Inc. is a corporation organized under the laws of Ontario, Canada.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Common Shares to which this Schedule 13D relates were acquired by the Reporting Person in connection with the Amended and Restated Business Combination Agreement, dated July 31, 2023 (as amended, the “BCA”), by and among PGI, the Issuer, Newcourt Acquisition Corp, a Cayman Islands exempted company (“NCAC”), Newcourt SPAC Sponsor LLC, a Delaware limited liability company (“Sponsor”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of the Issuer (“Merger Sub”), Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Original Target”), and Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence II”).

The following transactions occurred pursuant to the terms of the BCA (collectively, the “Business Combination”) at or prior to the effective time of the merger described herein below (the “Effective Time”): (i) immediately before the Effective Time, the Reporting Person contributed all of the issued and outstanding shares and other equity securities of Psyence II to the Issuer in exchange for 5,000,000 Common Shares (the “Company Exchange”); (ii) following the Company Exchange, Merger Sub merged with and into NCAC, with NCAC surviving the merger and each outstanding ordinary share of NCAC was converted into the right to receive one Common Share; and (iii) each outstanding warrant to purchase NCAC Class A ordinary shares was converted into a warrant to acquire one Common Share on substantially the same terms as were in effect immediately prior to the Effective Time under their terms.

The Closing of the Business Combination occurred on January 25, 2024.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The Reporting Person acquired 5,000,000 Common Shares as consideration in connection with the Closing of the Business Combination. Such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

The Reporting Person is deemed to beneficially own an aggregate of 5,000,000 Common Shares.

The foregoing represents beneficial ownership of approximately 37.34% of the outstanding Common Shares based on 13,390,659 outstanding Common Shares, as reported by the Issuer in its Form 20-F, as filed with the Securities and Exchange Commission on January 31, 2024.

(b)	The board of directors of the Reporting Person has the sole power to dispose or direct the disposition of all of the Common Shares that the Reporting Person beneficially owned as of January 25, 2024.

(c)	Except as described in Item 3, the Reporting Person has not effected any transactions in the Common Shares of the Issuer in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

Lock-Up Agreement. Pursuant to the Lock-Up Agreement dated January 25, 2024, by and among the Issuer, NCAC, the Reporting Person, and the shareholders party thereto, all 5,000,000 shares held by the Reporting Person are subject to lock-up.  The Reporting Person agreed not to, during the period (the “Lock-Up Period”) commencing from the Closing and ending on the earliest of (x) one hundred eighty (180) days after the Closing; provided, however, that in the event that the Investors delay investment of the Subscription Amounts (as defined in the securities purchase agreement dated January 15, 2024, by and among (i) Issuer, (ii) Psyence II, (iii) Sponsor, and (iv) certain Investors, as previously disclosed in the Form 8-K filed with the SEC on January 16, 2024 (the “Securities Purchase Agreement”)) with respect to the Second Tranche Note (as defined in the Securities Purchase Agreement) due to the occurrence of an event outlined in Section 2.1(b) of the Securities Purchase Agreement, such period shall be extended by 60 days or such earlier date as the deficiency is resolved, and (y) subsequent to the Closing, the date on which the Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Issuer’s shareholders having the right to exchange the Common Shares for cash, securities or other property, (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares issued or issuable to the applicable shareholder pursuant to their respective agreements (“Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise. The lock-up provisions provide for certain exemptions for transfers to permitted transferees.

Item 7.	Material to be Filed as Exhibits

1	Amended and Restated Business Combination Agreement (as amended) dated July 31, 2023, between NCAC, the Reporting Person, Sponsor, Merger Sub, Original Target, Psyence II and the Issuer (incorporated herein by reference to the Issuer’s Form F-4/A filed on November 13, 2023)
2	Lock-Up Agreement dated January 25, 2024, by and among the Issuer, NCAC, the Reporting Person, and the signatories thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2024	PSYENCE GROUP INC.

	By:	/s/ Dr. Neil Maresky
	Name:	Dr. Neil Maresky
	Title:	CEO and Director